Exhibit 12.1

STATEMENT REGARDING THE COMPUTATION OF RATIOS

The earnings of Coherus BioSciences, Inc. are inadequate to cover the combined preference dividends and fixed charges. The following table sets forth the dollar amount of the deficiency of earnings to fixed charges for the periods indicated.

	Years Ended December 31,			Nine Months Ended September 30, 2015
	2012	2013	2014
	(in thousands)
EARNINGS
Net loss	$(33,018)	$(53,635)	$(87,177)	$(171,358)
Plus fixed charges	1,639	5,437	4,159	444

Deficiency of earnings to fixed charges	$(31,379)	$(48,198)	$(83,018)	$(170,914)

FIXED CHARGES
Interest Expense	$1,514	$5,293	$3,900	$33
Estimated interest component of rental expense(1)	125	144	259	411

Total Fixed Charges	$1,639	$5,437	$4,159	$444

RATIO OF EARNINGS TO FIXED CHARGES	N/A	N/A	N/A	N/A

(1)	Represents the estimated portion of operating lease rental expense that is considered by us to be representative of interest.

Earnings were insufficient to cover combined fixed charges by $33.0 million, $53.6 million, $87.2 million, and $171.4 million for the years ended December 31, 2012, 2013, 2014 and for the nine months ended September 30, 2015, respectively.

For the periods indicated above, we had no outstanding shares of preferred stock with required dividend payments. Therefore, the ratio of earnings to fixed charges for preferred stock dividends are identical to the ratios presented in the tables above.